SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  8)*

SANCHEZ ENERGY CORPORATION

(Name of Issuer)

 Common Stock, par value $0.01 per share

(Title of Class of Securities)

7997OY 105

(CUSIP Number)

A.R. Sanchez, Jr.

1000 Main Street, Suite 3000

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons A. R. SANCHEZ, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 2,183,957

	8	Shared Voting Power: 4,059,482

	9	Sole Dispositive Power: 2,183,957

	10	Shared Dispositive Power: 4,059,482

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,243,439

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.9% (1)

14	Type of Reporting Person (See Instructions) IN

(1)   Calculation of percentage based on a total of 78,648,272 shares of common stock (the “Common Stock”) outstanding as reported by Sanchez Energy Corporation’s transfer agent as of February 27, 2017, plus the Awarded Shares (as defined herein), and the other percentage ownership calculations in this Schedule 13D are based on the aforementioned figure.

This Amendment No. 8 to Schedule 13D amends and/or restates the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 13, 2012, Amendment No. 2 to Schedule 13D filed with the SEC on June 26, 2012, Amendment No. 3 to Schedule 13D filed with the SEC on December 24, 2012, Amendment No. 4 to Schedule 13D filed with the SEC on February 8, 2013, Amendment No. 5 to Schedule 13D filed with the SEC on October 8, 2013, Amendment No. 6 to Schedule 13D filed with the SEC on July 1, 2014, and Amendment No. 7 to Schedule 13D filed with the SEC on January 12, 2015 (as amended or amended and restated thereby and hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Person (as defined below) of shares of Common Stock of the Issuer.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Effective March 1, 2017, a grant of restricted Common Stock was made to A. R. Sanchez, Jr., a citizen of the United States of America (referred to herein as the “Reporting Person”), of 245,234 shares of Common Stock (the “Awarded Shares”) pursuant to the Issuer’s Third Amended and Restated 2011 Long Term Incentive Compensation Plan (the “Plan”).  The Awarded Shares will vest in equal annual increments over a five-year period from March 1, 2017 (the “Restricted Stock Agreement”).  The Awarded Shares will also vest upon the occurrence of any of the following events:  a Change of Control (as defined in the Plan), Qualifying Termination (as defined in the Restricted Stock Agreement), Constructive Termination (as defined in the Restricted Stock Agreement), or the Reporting Person’s death or Disability (as defined in the Plan).

The description contained in this Item 3 of the Awarded Shares, the Plan and the Restricted Stock Agreement is qualified in its entirety by reference to the full text of the foregoing, which is incorporated herein by reference and filed as an exhibit hereto.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the Common Stock reported in this Schedule 13D solely for investment purposes.  The Reporting Person may make additional purchases or dispositions of the Issuer’s securities either in the open market or in private transactions depending on the Reporting Person’s business, prospects, and financial condition, the market for the Issuer’s securities, general economic conditions, stock market conditions, and other future developments.

Sanchez Oil & Gas Corporation (“SOG”) may potentially dispose of substantially less than 1% of the number of shares of Common Stock currently issued and outstanding in connection with the potential repurchase of shares of SOG’s securities from certain of SOG’s existing securityholders after the date of this Schedule 13D.  Except as described in this Schedule 13D, the Reporting Person does not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of this Schedule 13D.  The Reporting Person may change his plans or proposals in the future.  In determining from time to time whether to sell or dispose of the Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such Common Stock, the Reporting Person will take into consideration such factors it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person.  The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

Depending on these factors, and other factors that may arise in the future, the Reporting Person or any of his affiliates may be involved in matters specified in clauses (a) through (j) of Item 4 of this Schedule 13D and, depending on the facts and circumstances at such time and subject to applicable law, may formulate a plan with respect to such matters.  In addition, the Reporting Person may from time to time hold discussions with or make proposals to management of the Issuer, to its board of directors, to other stockholders of the Issuer or to third parties regarding such matters.

The information set forth in this Item 4 is subject to change, and there can be no assurances that the matters described in this Item 4 will occur or that the Reporting Person or other person or entity referred to herein will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)             The Reporting Person is the sole record owner of, and has sole voting and dispositive power over, an aggregate of 1,758,255 shares of Common Stock, or 2.23% of the Common Stock issued and outstanding (as used in this Item 5, the issued and outstanding shares of Common Stock is based on 78,648,272 shares of Common Stock issued and outstanding as of February 27, 2017, plus the Awarded Shares).

The Reporting Person is the sole trustee of both the Sanchez 2016 GRAT No. 1 and the Sanchez 2016 GRAT No. 2 (collectively, the “2016 Trusts”).  The Reporting Person may be deemed to have sole voting and dispositive power over the 200,000 and 199,489 shares, respectively, of Common Stock held by the 2016 Trusts, or 0.25% and 0.25%, respectively, of the Common Stock issued and outstanding.

The Reporting Person is the sole trustee of the Alicia M. Sanchez Charitable Lead Annuity Trust (“CLAT”).  The Reporting Person may be deemed to have sole voting and dispositive power over the 26,213 shares of Common Stock held by CLAT, or 0.03% of the Common Stock issued and outstanding.

The Reporting Person is co-trustee of each of the 1988 Trust No. 11, the 1988 Trust No. 12, the 1988 Trust No. 13 and the 1988 Trust No. 14 (collectively, the “1988 Trusts”).  Antonio R. Sanchez, III is a co-trustee, along with the Reporting Person, and beneficiary of 1988 Trust No. 11, and is the Chief Executive Officer of Sanchez Energy Corporation, a Delaware corporation (“Sanchez Energy”), an oil and gas exploration and production company; Ana Lee S. Jacobs is a co-trustee, along with the Reporting Person, and beneficiary of 1988 Trust No. 12, and is the Executive Vice President of SOG; Eduardo A. Sanchez is a co-trustee, along with the Reporting Person, and beneficiary of 1988 Trust No. 13, and is the President of Sanchez Energy; and Patricio D. Sanchez is a co-trustee, along with the Reporting Person, and beneficiary of 1988 Trust No. 14, and is the Chief Operating Officer of Sanchez Production Partners LP, a Delaware limited partnership, and an Executive Vice President of Sanchez Energy.  The Reporting Person may be deemed to share voting and dispositive power with the applicable co-trustee named above over the 371,836; 371,836; 175,036; and 371,836 shares, respectively, of Common Stock held by the 1988 Trusts, or 0.47%; 0.47%; 0.22%; and 0.47%, respectively, of the Common Stock issued and outstanding.

Sanexco Ltd, a Texas limited partnership (“Sanexco”), is the sole record owner of 707,333 shares of Common Stock, or 0.90% of the Common Stock issued and outstanding.  San Juan Oil & Gas No. 2, Ltd., a Texas limited partnership (“San Juan”), is the sole record owner of 707,333 shares of Common Stock, or 0.90% of the Common Stock issued and outstanding.  Sanexco and San Juan are each controlled by their general partner, Sanchez Management Corporation, a Texas corporation (“SMC”), which is managed by the Reporting Person.  Each of SMC and the Reporting Person may be deemed to share voting and dispositive power over the aggregate 1,414,666 shares of Common Stock held by San Juan and Sanexco, or an aggregate of 1.79% of the Common Stock issued and outstanding.

AEP Ltd. Partnership, a Texas limited partnership (“AEP”), is the sole record owner of 474,800 shares of Common Stock, or 0.60% of the Common Stock issued and outstanding.  AEP is controlled by its general partner, the Reporting Person.  The Reporting Person may be deemed to share voting and dispositive power over the shares of Common Stock held by AEP.

SOG is the sole record owner of 879,472 shares of Common Stock, or 1.11% of the Common Stock issued and outstanding.  SOG is managed by the Reporting Person and other members of the Sanchez family.  The Reporting Person may be deemed to share voting and dispositive power over the shares of Common Stock held by SOG with Antonio R. Sanchez, III.

The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by each of the 2016 Trusts, CLAT, each of the 1988 Trusts, Sanexco, San Juan, SMC, AEP, and SOG, respectively, except to the extent of his pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the shares of Common Stock held by these entities for purposes of Section 16 or for any other purpose.

The address of each other person or entity which shares, or may be deemed to share, voting or dispositive power over the shares of Common Stock reported herein is 1000 Main Street, Suite 3000, Houston, Texas 77002.  Such persons or entities are each citizens of, or formed or organized, within the United States of America and each has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Other than SOG, which is in the business of managing oil and natural gas properties on behalf of its affiliates, such entities are in the business of holding and/or managing investments and/or formed for estate planning purposes.

(c)           On January 9, 2017 and February 23, 2017, the Reporting Person sold 82,573 and 148,215 shares of Common Stock, respectively, pursuant to a Rule 10b5-1 trading plan established by the Reporting Person and was used to satisfy the Reporting

Person’s federal income tax obligations with respect to the vesting of equity awards.  Except as otherwise described in Item 3 herein, there have been no reportable transactions with respect to the Common Stock by the Reporting Person during the past 60 days.

(d)           The Reporting Person has or may be deemed to have the right to receive dividends from, and the proceeds from the sale of, the respective shares of Common Stock reported by such person on the cover page of this Schedule 13D and in this Item 5.  Except for the foregoing and as described herein, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Issuer’s public offering of Common Stock that closed on February 6, 2017, the Reporting Person agreed that he will not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge, or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any of these transactions are to be settled by delivery of Common Stock or other securities, in cash, or otherwise, or publicly disclose the intention to make any offer, sale, pledge, or disposition, or to enter into any transaction, swap, hedge, or other arrangement, without, in each case, the prior written consent of J.P. Morgan Securities LLC for a period of 60 days after January 31, 2017.

On March 1, 2017, the Reporting Person entered into a performance phantom stock agreement payable in shares of Common Stock (the “Performance Phantom Stock Agreement”) under the Plan.  The 245,234 target phantom shares granted under the Performance Phantom Stock Agreement will vest (if any) in equal annual increments over a five-year period ranging from 0% to 200% of the target phantom shares granted based on the Issuer’s share price appreciation relative to the share price appreciation of the S&P Oil & Gas Exploration & Production Select Industry Index for each year in the five-year performance period beginning on January 1, 2017 and ending on December 31, 2021, subject to the Reporting Person’s continuous service with the Issuer through each vesting date.

Upon the occurrence of any of the following events, awards made under the Performance Phantom Stock Agreement will vest on a pro rata basis on each remaining vesting date:  a Qualifying Termination (as defined in the Performance Phantom Stock Agreement), Constructive Termination (as defined in the Performance Phantom Stock Agreement), or the Reporting Person’s death or Disability (as defined in the Plan).  Upon the occurrence of a Change of Control (as defined in the Plan), the Reporting Person would vest in the greater of the number of unvested phantom shares based on actual results or the target number of unvested phantom shares.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A	Form of Lock-Up Agreement (filed as Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K on February 6, 2017, and incorporated herein by reference).

Exhibit B

Form of Restricted Stock Agreement for A. R. Sanchez, Jr., Antonio R. Sanchez, III and Eduardo Sanchez (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K on February 23, 2016, and incorporated herein by reference).

Exhibit C	Form of Performance Phantom Stock Agreement.

Exhibit D	Third Amended and Restated 2011 Long Term Incentive Plan (incorporated by reference to the Issuer’s Current Report on Form 8-K on May 26, 2016, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 10, 2017

/s/ A. R. Sanchez, Jr.
A. R. SANCHEZ, JR.